UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY FACES UNREALISTIC DEMANDS FOR IMPROVED BENEFITS

Johannesburg, 15 May 2002 – Harmony today announced that pending industrial action by the National Union of Mineworkers (NUM) is looming at a second of its operations in as many weeks.

Last week Union members at Harmony's Kalgold operation went out on a unprotected strike. This week at its Randfontein operations, management was informed of the unions intention to embark on industrial action due to management's refusal to accept to the unions demand to increase living out allowances from R351.00 to R1500.00 per month. Living out allowances are paid to employees who elect not to stay in the company's mine hostels free of charge.

Commenting on the pending strike, chief executive Bernard Swanepoel said: "Randfontein pays amongst the top living out allowances in the industry and to demand a 327% increase in this allowance, indicates the confusion that the exchange rate and gold price has brought within the minds of some of our stakeholders. In the long term interest of the South African gold mining industry, opportunistic positioning by all stakeholders must be resisted".

Harmony's Randfontein operations is covered by the Chamber of Mines two year wage agreement, which guarantees a minimum

...2/

For immediate release
Wednesday
15 May 2002

For further details contact:

Bernard Swanepoel on +27(0)83-303-9922
or
Ferdi Dippenaar on +27(0)82-807-3684

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 411 2036
Fax +27 11 411 2169
Mobile +27 83 380 6614

E-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

basic rate of R2000.00 for underground employees by October 2002 and a 7,5% across the board increase for the remainder of the employees in the NUM bargaining unit.

The strike is due to start on Thursday, 16 May 2002, at night shift.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2002

Harmony Gold Mining Company Limited

By: ______________________

Name: Fred Baker

Title: Company Secretary